Exhibit 99.1

July 30, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for the Second Quarter of 2015

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.9% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its second quarter 2015 financial results, as published on July 29, 2015 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q2 RESULTS

Toronto, Ontario (July 29, 2015) — First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of grocery anchored urban properties, announced today financial results for the three and six months ended June 30, 2015.

SELECTED FINANCIAL INFORMATION (unaudited)	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Operating FFO (1) ($ millions)	$60.9	$55.4	$116.0	$107.5
Operating FFO per share — diluted (1)	$0.27	$0.26	$0.52	$0.51
FFO (1) ($ millions)	$59.5	$54.0	$114.9	$107.5
FFO per share — diluted (1)	$0.27	$0.26	$0.52	$0.51
Weighted average shares for FFO — diluted (000s)	223,298	210,786	222,086	210,193
Same Property NOI (1) ($ millions)	$89.9	$83.5	$175.4	$165.5
Same Property NOI growth (1) (2)	7.6%	2.7%	6.0%	2.5%
Net income attributable to common shareholders ($ millions)	$94.3	$77.7	$140.2	$112.9
Net income per share attributable to common shareholders — diluted	$0.41	$0.36	$0.62	$0.53
Weighted average shares for net income — diluted (000s)	241,494	231,141	239,432	231,162
Total portfolio occupancy rate — in place (3)	94.7%	95.5%
Total Same Property occupancy rate — in place (2) (3)	95.8%	96.2%

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	Prior periods as reported; not restated to reflect current period categories.
(3)	As at June 30.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Operating FFO Per Share: Operating FFO per share increased 3.8% or $0.01 to $0.27 per share (diluted) for the three months ended June 30, 2015 vs. $0.26 in the same prior year period. Operating FFO in total dollars increased 10.0% to $60.9 million from $55.4 million.

•	Solid Same Property NOI Growth: Total Same Property NOI increased by 4.0% excluding two significant lease surrender fees (7.6% including) compared to the same prior year period.

•	Portfolio Occupancy Rate: Total portfolio occupancy declined to 94.7% as at June 30, 2015, from 95.5% as at June 30, 2014 primarily due to the closure of two Target stores which represents 1.0% of total occupancy. (Occupancy at June 30, 2015 excluding vacant space held for development was 95.8%).

•	Lease Renewal Rate Increases: Net rental rates increased 5.0% per square foot on 642,000 square feet of lease renewals (including a flat fixed rate renewal option exercised by an anchor tenant for 151,000 square feet).

•	Growth in Average Net Rental Rate: The average net rental rate increased by 3.1% or $0.57 per square foot over the same prior year period to $18.70 per square foot.

•	Invested $107.1 million in Properties: The Company invested $74.0 million in development and property improvements and acquired two income producing properties and two land parcels for $33.1 million. The Company also sold one non-core property for $0.9 million.

•	Net Income Attributable to Common Shareholders up $16.6 million: Net income increased to $94.3 million or $0.41 per share (diluted) for the second quarter of 2015 compared to $77.7 million or $0.36 per share (diluted) for the same prior year period. The $16.6 million increase was primarily due to a higher fair value gain on investment properties, as well as an increase in total Same Property NOI and higher interest and other income.

“In the second quarter, our strong property level performance continued and will serve us well in the future, but as noted last quarter, Operating FFO per share in 2015 is expected to be consistent with 2014, primarily as a result of lower leverage from equity issues and the full impact of dispositions completed over the last year,” said Adam Paul, President and CEO.

“Our initiative of reviewing and assessing all aspects of the business in order to improve our overall performance both in terms of revenue and cost structure is still underway and I remain confident it will lead to enhanced shareholder value over the medium and long term,” Mr. Paul concluded.

FINANCIAL AND CAPITAL MARKETS HIGHLIGHTS

As at	June 30		December 31
($ millions)	2015	2014	2014
Total Assets	8,124	8,018	7,908
Unencumbered assets	5,447	4,688	4,959
Net debt to total assets	41.7%	43.1%	42.2%
Weighted average term of fixed-rate debt (years)	5.8	5.9	5.9

•	Redeemed $38.6 million Convertible Debentures: The Company issued 2.2 million shares to redeem $38.6 million of its remaining Series D 5.70% convertible debentures at par plus accrued interest.

For further information on Management’s outlook and view on the business environment please refer to the “Outlook and Current Business Environment” section of the MD&A for the three and six months ended June 30, 2015.

DIVIDEND

The Company will pay a third quarter dividend of $0.215 per common share on October 9, 2015 to shareholders of record on September 28, 2015.

SUBSEQUENT EVENT

Subsequent to June 30, 2015, the Company and its existing partner entered into an agreement to sell to Canadian Apartment Properties REIT, a one-third managing interest in the residential component of its King High Line mixed-use development for $60.3 million. The Company and its existing partner will each retain an equal one-third interest in the residential component after the sale, which will close following substantial completion of construction expected in 2018.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON SEPTEMBER 30, 2015 IN SHARES

Consistent with past practice and its stated intention, First Capital Realty will pay the interest due on September 30, 2015 to holders of each of its outstanding series of convertible unsecured debentures (TSX:FCR.DB.E through J, inclusive) by the issuance of common shares on September 30, 2015. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on September 23, 2015. The aggregate interest payment is expected to be approximately $8.6 million, plus any accrued and unpaid interest on any such debentures which are converted on or before September 23, 2015.

It is the current intention of First Capital Realty to continue to satisfy its obligations to pay principal and interest on its convertible unsecured subordinated debentures by the issuance of common shares.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three and six months ended June 30, 2015 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s first quarter results on Thursday, July 30, 2015 at 2:00 p.m. (ET).

Teleconference:

You can participate in the live conference toll-free at (866) 696-5910 or at (416) 340-2217 with access code 3179652. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through August 13, 2015 and can be accessed by dialing 905-694-9451 or toll free 800-408-3053 with access code 2241607.

Webcast:

To access the audio webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of grocery anchored urban properties where people live and shop for everyday life. The Company currently owns interests in 157 properties, totaling approximately 24.3 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO, Operating FFO, AFFO, Operating AFFO, Net debt and enterprise value. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three and six months ended June 30, 2015, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Ma nagement. Certain material factors and assumptions were applied in providing these forward-looking statements. Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2014 and under “Risk Factors” in its current Annual Information Form.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@firstcapitalrealty.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@firstcapitalrealty.ca

www.firstcapitalrealty.ca

TSX : FCR